Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on Monday, April 8, 2024, at 4:00 p.m. Israel time, at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The agenda of the Meeting includes the following proposals (the “Proposals”):

1.	To approve a grant of Restricted Share Units (“RSUs”) to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director (“Proposal 1”);

2.	To approve a grant of RSUs to Mr. Joe Hayon, the Company’s President and director (“Proposal 2”);

3.	To approve certain equity-based compensation awards to non-executive directors of the Company (“Proposal 3”);

4.	To approve an increased monthly fee for Mr. Dagi-Ben Noon, the Company’s Chief Executive Officer and director (“Proposal 4”);

5.	To approve an increased monthly fee for Mr. Joe Hayon, the Company’s President and director (“Proposal 5”);

Board Recommendation

The Company’s board of directors (the “Board of Directors”) unanimously recommends that you vote in favor of the Proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on Monday, March 11, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal 3 and Proposal 5, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes cast by shareholders with respect to such proposal (“Simple Majority”). Each of Proposals 1, Proposal 2 and Proposal 4 to be presented at the Meeting requires a Special Majority (as defined in the Proxy Statement herein), of votes in person or represented by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies”, shareholders may vote at the Meeting regardless of whether they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law regulations (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), and Joe Hayon, the President and a director of the Company (joe@inspirao2.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name”, as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by AST or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

/s/ Benad Goldwasser
Benad Goldwasser
Chairman of the Board of Directors

March 4, 2024

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2024

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on Monday, April 8, 2024, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, April 8, 2024, at 6:00 p.m. Israel time (the “Adjourned meeting”). At the Adjourned meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal 3 and Proposal 5, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, of the Company amounting in the aggregate to at least a majority of the votes cast by shareholders with respect to such proposal (“Simple Majority”). Each of Proposals 1, Proposal 2 and Proposal 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com) no later than Monday, March 11, 2024.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than March 29, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement shall be submitted no later than April 3, 2024.

One shareholder holding Ordinary Shares representing five percent (5%) or more of the Company’s share capital and voting rights (788,909 Ordinary Shares) is entitled to examine the proxy and voting materials, according to applicable law.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE A GRANT OF RESTRICTED SHARE UNITS TO MR. DAGI BEN-NOON,
THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On February 5, 2024 (the “Date of Grant”), the Company’s compensation committee (the “Compensation Committee”), and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of Restricted Share Units (“RSUs”), which will be settled in Ordinary Shares of the Company, to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director, under the Company’s 2019 Equity Incentive Plan (the “Equity Incentive Plan”).

The recommended grant consists of 880,000 RSUs to be granted to Mr. Ben-Noon (the “Grant of RSUs to Mr. Ben-Noon”). The value of the Grant of RSUs to Mr. Ben-Noon and its terms are in line with the Company’s compensation policy (the “Compensation Policy”). The value of the proposed Grant of RSUs to Mr. Ben-Noon, amounts, as of February 29, 2024, to a total of approximately NIS4,680,984 (approximately1 $1,311,200), and on an annual basis, approximately NIS1,560,328 (approximately $437,067).

Together with the holdings of 1,247,239 Ordinary Shares and currently outstanding options to purchase 57,159 Ordinary Shares granted to Mr. Ben-Noon in the aggregate in the past, Mr. Ben-Noon’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Ben-Noon, will be equal to approximately 8.49% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Ben-Noon is subject to a vesting period of three (3) years, as follows (the “Vesting Schedule”): (i) 293,333 of the RSUs granted will vest on February 01, 2025 (the “First Installment”); and (ii)586,667 of the granted RSUs will vest in equal amounts each quarter for 8 quarters, following the First Installment. In the event of termination of engagement between the Company and Mr. Ben-Noon, any unvested RSUs at the time of such termination shall be automatically cancelled. It is hereby clarified that the Vesting Schedule will be accelerated upon the earlier of: (i) achieving Company’s sales in accumulating amount of at least one (1) million dollars within the Vesting Schedule, or (ii) termination of Mr. Ben-Noon’s employment by the Company, not for “cause” (as defined in the Equity Incentive Plan).

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Ben-Noon (not in accordance with the Compensation Policy only regarding an acceleration of the RSUs granted to Mr. Ben-Noon in case of achieving Company’s sales in accumulating amount of at least one (1) million dollars within the Vesting Schedule) , the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position, responsibilities, background and experience of Mr. Ben-Noon; (ii) that the Grant of RSUs to Mr. Ben-Noon reflects a fair and reasonable value for Mr. Ben-Noon’s contribution and achievements as the Company’s Chief Executive Officer; (iii) that the Grant of RSUs to Mr. Ben-Noon is in accordance with the Compensation Policy; and (iv) the Grant of RSUs to Mr. Ben-Noon is in accordance with a comparative data reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Ben-Noon, as set forth in the Proxy Statement.”

The approval of Proposal 1, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect - we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

[1]	All US dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS3.57, on February 29, 2024

PROPOSAL 2

TO APPROVE A GRANT OF RESTRICTED SHARE UNITS TO MR. JOE HAYON,
THE COMPANY’S PRESIDENT AND DIRECTOR

On the Date of Grant, the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of RSUs to Mr. Joe Hayon, the Company’s President and director, under the Equity Incentive Plan.

The recommended grant consists of 880,000 RSUs to be granted to Mr. Hayon (the “Grant of RSUs to Mr. Hayon”). The value of the Grant of RSUs to Mr. Hayon and its terms are in line with the Company’s compensation policy. The value of the proposed Grant of RSUs to Mr. Hayon, amounts, as of February 29, 2024, to a total of approximately NIS 4,680,984 (approximately $1,311,200), and on an annual basis, approximately NIS1,560,328 (approximately $437,067).

Together with the holdings of 1,547,239 Ordinary Shares and outstanding options to purchase 57,159 Ordinary Shares granted to Mr. Hayon in the aggregate in the past, Mr. Hayon’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Hayon, will be equal to approximately 9.66% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Hayon is in accordance with the Vesting Schedule. In the event of termination of engagement between the Company and Mr. Hayon, any unvested RSUs at the time of such termination shall be automatically cancelled. It is hereby clarified that the Vesting Schedule will be accelerated upon the earlier of: (i) achieving Company’s sales in accumulating amount of at least one (1) million dollars within the Vesting Schedule, or (ii) termination of Mr. Hayon’s employment by the Company, not for “cause” (as defined in the Equity Incentive Plan)

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Hayon (not in accordance with the Compensation Policy only regarding an acceleration of the RSUs granted to Mr. Hayon in case of achieving Company’s sales in accumulating amount of at least one (1) million dollars within the Vesting Schedule), the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, inter alia: (i) the position, responsibilities, background and experience of Mr. Hayon; (ii) that the Grant of RSUs to Mr. Hayon reflects a fair and reasonable value for the Mr. Hayon’s contribution and achievements as the Company’s President; (iii) that the Grant of RSUs to Mr. Hayon is in accordance with the Compensation Policy; and (iv) the Grant of RSUs to Mr. Hayon is in accordance with a comparative data reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Hayon, as set forth in the Proxy Statement.”

The approval of Proposal 2, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect - we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 3

TO APPROVE CERTAIN EQUITY BASED COMPENSATION TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

On the Date of Grant, the Compensation Committee, and the Board of Directors, approved and recommended that the Company’s shareholders approve, certain Equity Based Compensation to the Non-Executive Directors, under the Equity Incentive Plan.

The Compensation Committee and the Board of Directors believe it is in the best interests of the Company to grant, under the Equity Incentive Plan: (i) RSUs to each of Mr. Lior Amit, Mr. Tal Parnas and Ms. Limor Rozen; and (ii) options to purchase Ordinary Shares (“Options”) to Mr. Benad Goldwasser, as follows (the “Equity Based Compensation to Non-Executive Directors”):

Name	Title	Previous RSUs Granted	Previous Options Granted	Suggested Grant
Lior Amit	Independent Director	30,000	-	30,000 RSUs
Benad Goldwasser	Chairman of the Board of Directors	423,237	81,633	30,000 Options
Tal Parnas	Independent Director	30,000	9,402	30,000 RSUs
Limor Rozen	Independent Director	30,000	4,701	30,000 RSUs
Total		513,237	95,736	120,000 Ordinary Share Equivalents

The Equity Based Compensation to Non-Executive Directors is subject to a standard vesting of 3 years, as follows: (i) 1/3 of the Equity Based Compensation granted will vest on February 01, 2025 (the “First Director Installment”); and (ii) 1/12 of the Equity Based Compensation granted will vest each quarter for 8 quarters, following the First Director Installment. In the event of termination of engagement between the Company and any of the Non-Executive Directors, any unvested Equity Based Compensation granted at the time of such termination shall be automatically cancelled.

The value of Equity Based Compensation to Non-Executive Directors and its terms are within the frame and principles of the Compensation Policy, representing an amount of NIS603,687 (approximately $169,100), and on annual bases approximately NIS201,229 (approximately $56,367).

The RSUs and the options granted within the Equity Based Compensation to Non-Executive Directors, are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Equity Based Compensation to Non-Executive Directors, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, among others: (i) the position, responsibilities, background and experience of each of the Non-Executive Directors; (ii) that the Equity Based Compensation granted to Non-Executive Directors reflect a fair and reasonable value for each of the Non-Executive Directors’ services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the Equity Based Compensation to Non-Executive Directors is in accordance with the Compensation Policy; and (iv) the Equity Based Compensation to Non-Executive Directors is in accordance with a comparative data reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Equity Based Compensation to Non-Executive Directors, as set forth in the Proxy Statement.”

The approval of Proposal 3, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE AN INCREASED MONTHLY FEE FOR MR. DAGI-BEN NOON,
THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for Company’s chief executive officer, in accordance with, or in an amount exceeding, the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (by a Special Majority, as defined above), in that order.

We now seek shareholder approval with respect to the terms of Mr. Ben-Noon’s compensation, which will include an updated monthly fee, all in accordance with the Company’s Compensation Policy.

General

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020.

During the period in which Mr. Ben-Noon has been a part of the Company, Mr. Ben-Noon has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board of Directors believe that Mr. Ben-Noon performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Monthly Fee

The current monthly fee paid to Mr. Ben-Noon, is in the amount of NIS65,000 (approximately $18,207). On January 22, 2024, the Compensation Committee and the Board of Directors approved, and therefore suggest the Company’s shareholders to approve an increase of Mr. Ben-Noon’s monthly fee to NIS78,000 (approximately $21,849), in acknowledgment of Mr. Ben-Noon’s achievements and contribution to the Company, effective as of January 1, 2024 (the “New Monthly Fee for Mr. Ben-Noon”). It is clarified that Mr. Ben-Noon is entitled to compensation only for his position as the Company’s Chief Executive Officer and is not entitled to compensation for his position as a member of the Board of Directors.

In making its recommendation with regard to the approval of the New Monthly Fee for Mr. Ben-Noon, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, among others: (i) the responsibilities and duties performed by Mr. Ben-Noon since his appointment as Chief Executive Officer in 2020, Mr. Ben-Noon’s experience and substantial contributions to the Company’s business and growth, and the importance of Mr. Ben-Noon to the future growth of the Company; (ii) that the New Monthly Fee for Mr. Ben-Noon is in accordance with the Compensation Policy; (iii) the scope of Mr. Ben-Noon’s activities to promote the Company’s goals and business objectives; and (iv) the fact that Mr. Ben-Noon’s monthly fee is low compared to the fees paid to similar office holders in other companies, based on comparative data reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly fee of Mr. Ben-Noon, the Company’s Chief Executive Director and director, as set forth in the Proxy Statement.”

The approval of Proposal 4, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect - we will not be able to count your vote with respect to this proposal.

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE AN INCREASED MONTHLY FEE FOR MR. JOE HAYON, THE COMPANY’S PRESIDENT AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for executive officers, in accordance with, or in an amount exceeding, t the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders, in that order.

We now seek the shareholder approval with respect to the terms of Mr. Hayon’s terms of compensation, which will include an updated monthly salary, all in accordance with the Company’s Compensation Policy

General

Mr. Joe Hayon has served as our Chief Financial officer since July 2020 until August 2022, as our President since August 2022 and as a director since November 2020. Prior to that, Mr. Hayon served as our Chief Executive Officer from March 2018 to June 2020.

During the period in which Mr. Hayon has been a part of the Company, Mr. Hayon has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board of Directors believe that Mr. Hayon performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Monthly Fee

The current monthly fee paid to Mr. Hayon, is in the amount of NIS65,000 (approximately $18,207). On January 22, 2024, the Compensation Committee and the Board of Directors approved, and therefore suggest the Company’s shareholders to approve, an increase of Mr. Hayon’s monthly fee to NIS78,000 (approximately $21,849), in acknowledgment of Mr. Hayon ’s achievements and contribution to the Company, effective as of January 1, 2024 (the “New Monthly Fee for Mr. Hayon”). It is clarified that Mr. Hayon is entitled to compensation only for his position as the Company’s President and is not entitled to compensation for his position as a member of the Board of Directors.

In making its recommendation with regard to the approval of the New Monthly Fee for Mr. Hayon, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, among others: (i) the responsibilities and duties performed by Mr. Hayon since his appointment as President in 2020, Mr. Hayon’s experience and substantial contributions to the Company’s business and growth, and the importance of Mr. Hayon to the future growth of the Company; (ii) that the New Monthly Fee for Mr. Hayon is in accordance with the Compensation Policy; (iii) the scope of Mr. Hayon’s activities to promote the Company’s goals and business objectives; and (iv) the fact that Mr. Hayon’s monthly fee is low compared to the fees paid to similar office holders in other companies, based on comparative data reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly fee of Mr. Hyon, the Company’s President and director, as set forth in the Proxy Statement.”

The approval of Proposal 5, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 4, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 4, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.
Benad Goldwasser, Chairman of the Board of Directors

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer and Joe Hayon, President and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, April 8, 2024 at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: April 8, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a grant of RSUs to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director.
	☐	FOR	☐	AGAINST	☐	ABSTAIN
1a.

Do you confirm that you are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest, as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in the Proxy Statement, in Proposal No. 1?*

*if you do not indicate a response for this item 1a, YOUR SHARES WILL NOT BE VOTED for Proposal No. 1.

		☐	YES I/We confirm that I am/we are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 1.

2.	To approve a grant of RSUs to Mr. Joe Hayon, the Company’s President, and director.
	☐	FOR	☐	AGAINST	☐	ABSTAIN
2a.

Do you confirm that you are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest, as such terms are defined in the Companies Law and in the Proxy Statement, in Proposal No. 2?*

* if you do not indicate a response for this item 2a, YOUR SHARES WILL NOT BE VOTED for Proposal No. 2.

		☐	YES I /We confirm that I am/we are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.

3.	To approve Certain Equity Based Compensation to Non-Executive Directors.
	☐	FOR	☐	AGAINST	☐	ABSTAIN
4.	To approve an increased monthly fee for Mr. Dagi Ben-Noon.
	☐	FOR	☐	AGAINST	☐	ABSTAIN
4a.

Do you confirm that you are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest, as such terms are defined in the Companies Law and in the Proxy Statement, in Proposal No. 4?*

* if you do not indicate a response for this item 4a, YOUR SHARES WILL NOT BE VOTED for Proposal No. 4.

		☐	YES I /We confirm that I am/we are NOT a Controlling Shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4.

5.	To approve an increased monthly fee for Mr. Joe Hayon.
	☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.